SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Notice to the Investors” dated on September 21, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Notice to the Investors

September 21, 2004 (02 pages)

For more information, please contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; September 21, 2004) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs that Comissão de Valores Mobiliários (CVM) has been posted on September 03, 2004, the request to file the Securities Distribution Program (the “Program”) together with the request to file the First Issuance of the Public Bonds Distribution.

1. THE PRELIMINARY PROSPECTUS AND SUPPLEMENT

The Preliminary Prospectus of the Program and the Preliminary Supplement of the Offer (“Preliminary Prospectus”) are available at the following addresses and at the world wide web links:

TELECOMUNICAÇÕES DE SÃO PAULO – TELESP

Rua Martiniano de Carvalho, #851, São Paulo – SP – www.telefonica.com.br

BANCO BRADESCO S.A. – Lead Coordinator

Av. Paulista, #1450, 3rd floor, São Paulo – SP – www.shopinvest.com.br

BANCO ABN AMRO REAL S.A.

Av. Paulista, #1374, 3rd floor, São Paulo – SP – www.bancoreal.com.br

BANCO ITAÚ-BBA S.A.

Av. Brigadeiro Faria Lima, #3400, from 3rd to 8th floors, São Paulo – SP – www.itaubba.com.br

BANCO SANTANDER BRASIL S.A.

Rua Amador Bueno, #474, 3rd floor, Bloco C, São Paulo – SP – www.santander.com.br

CÂMARA DE CUSTÓDIA E LIQUIDAÇÃO – CETIP

Av. República do Chile, #230, 11th floor, Rio de Janeiro – RJ, or Rua Líbero Badaró, #425, 24th floor, São Paulo – SP – www.cetip.com.br

COMISSÃO DE VALORES MOBILIÁRIOS – CVM

Rua Sete de Setembro, #111 – 5th floor, Rio de Janeiro – RJ, or Rua Formosa, #367, 20th floor, Downtown, São Paulo – SP

2. INFORMATION ABOUT THE PROGRAM AND THE OFFER

Telesp’s Program was submitted for filing at CVM in order to contemplate the issuance limit of simple bonds, unsecured or subordinated type and/or promissory notes in the total amount of up to R$3,000,000,000.00, with maturity of 2 (two) years.

The Offer will consist of the First Issuance of Telesp’s Bonds, composed by 150,000 simple bonds, not convertible to shares, unsecured type, with nominal value of R$10,000.00 per unit, totaling the amount of R$1,500,000,000.00, in a single series. The Bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits), Extra-Group (DI rates), calculated and published by CETIP. The Bonds will mature in 6 years, with a provision to renew the conditions in three years.

The Offer and the Program were approved by Telesp’s Extraordinary General Shareholders’ Meeting held on September 02, 2004. The additional conditions of the Offer were deliberated in the Board of Directors’ Meeting of the Issuer, held on September 20, 2004.

3. INFORMATION ABOUT THE OFFERING PROCEDURE

The Coordinators will make the public distribution of the total number of Bonds under firm guarantee regime of placement. The public placement of the Bonds will only start after: the filing of the Program at CVM; the Offering registration being granted by CVM; the publishing announcement of the start of the Offer; and securing the availability of the Final Prospectus and the Final Supplement to the investors. The partial distribution of the Bonds will not be accepted and reserve requests or the establishment of maximum or minimum lots to be subscribed will not be accepted. No collection procedures of investment intentions will be undertaken. The Coordinators may hold presentations (road show) on the Offer between September 28 and 29, 2004 in Rio de Janeiro and São Paulo.

4. COMPLEMENTARY INFORMATION

The Offer is subject to previous registration by CVM. The complementary information about this Offer can be obtained at Telesp or its Coordinators, in the aforementioned addresses.

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFER

The information included in the Preliminary Prospectus and Supplement will be analyzed by CVM that has not yet expressed its opinion. The Preliminary Prospectus and Supplement are subjected to complementation and modification. The Final Prospect and Supplement will be duly available to the investors in the aforementioned addresses stated in the item 1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: September 21, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director